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December 3, 2010
VIA EDGAR
Ms. Jessica Livingston
Senior Attorney Advisor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Eureka Financial Corp. Registration Statement on Form S-1 Filed October 5, 2010 File No. 333-169767
Dear Ms. Livingston:
     On behalf of Eureka Financial Corp. (the “Company”) enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed by the Company on October 5, 2010 (the “Registration Statement”).
     The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 28, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments. The prospectus included in the Registration Statement also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (the “OTS”) on the Company’s Application on Form AC and H-(e)1-S Application. A copy of the Company’s response letter to the OTS, which includes all OTS comments and the Company’s responses to such comments, is enclosed herewith.
Offering Prospectus Cover Page
1.	Please revise the penultimate sentence of the second paragraph to clarify that the trading information presented is not for the registrant, but for its predecessor. Please also revise throughout as appropriate to clearly differentiate between the old and new companies. Consider referring to the two companies by distinct names

Ms. Jessica Livingston
U.S. Securities and Exchange Commission
December 3, 2010

throughout and consistently. Consider, for example, using “Eureka-Federal” and “Eureka-Maryland” or “Old Eureka” and “New Eureka.”
Response to Comment No. 1:
     Please see the revised disclosure on the cover page of the prospectus. The Company has also revised the prospectus to clearly differentiate between old Eureka Financial Corp. and new Eureka Financial Corp.
How We Determined the Offering Range . . . page 5
2.	Please clarify that Feldman Financial Advisors, Inc. has estimated the market value of the offering to be the $13.8 million, and that under OTS regulations, that becomes the midpoint with the minimum of the offering range at 15% below the estimated market value and the maximum at 15% above the estimated market value. Note also on page 96.
Response to Comment No. 2:
     Please see the revised disclosure on pages 5 and 92 of the prospectus.
The Exchange of Eureka Financial Corp. Common Stock, page 8
3.	In the table, please include a column that displays the equivalent pro forma book value per exchanged share.
Response to Comment No. 3:
     The table has been revised accordingly. Please see the revised disclosure on pages 9 and 90 of the prospectus.
Market for the Common Stock, page 15
4.	Please clarify that the trading price of shares issued in this offering will be different than currently traded shares of the current Eureka Financial Corp. At “Market for the Common Stock,” on page 27, please note in the first paragraph that the shares of common stock of Eureka Financial Corp. and new Eureka Financial Corp. represent different financial results, and the market price of the two securities will be different.

Ms. Jessica Livingston
U.S. Securities and Exchange Commission
December 3, 2010

Response to Comment No. 4:
Please see the revised disclosure on pages 16 and 29 of the prospectus.
Pro Forma Data, page 32
5.	We note your disclosure in footnote 3 stating that your stock options awarded are all non-qualified options. In re-calculating your pro forma stock option expense, it appears that 100% of the options are qualified since there does not appear to be any ordinary tax impact on the pro forma stock option expense presented. Please provide us with the calculations you used to determine pro forma stock option expense and revise the document to provide more clarity as to how the amounts are determined.
Response to Comment No. 5:
     The Staff is supplementally advised that the pro forma stock option expense was incorrectly calculated in that it did not incorporate the ordinary tax impact on the non-qualified stock options. The pro forma data has been revised to reflect: (1) the updating of the document for September financial numbers; and (2) the ordinary tax impact on the pro forma stock option expense. Specifically, the amount of stock option expense was calculated by (1) multiplying the fair value of the stock option, estimated at $1.99 per option, by the number of options granted at the minimum, midpoint, maximum and adjusted maximum; (2) amortizing such fair value on a straight line basis over a five-year period; and (3) applying a 38% tax rate to determine the after-tax impact on pro forma stock option expense.
6.	Please revise footnote 4 to include the calculations used to derive the number of shares used to calculate pro forma income per share and number of shares used to calculate pro forma stockholders’ equity per share.
Response to Comment No. 6:
Please see the revised disclosure beginning on page 37 of the prospectus.
How We Determined in Offering Range ..., page 94
7.	Please revise to include the second step offering information, since January 2008, located on page 80 of the appraisal report, exhibit 99.1.

Ms. Jessica Livingston
U.S. Securities and Exchange Commission
December 3, 2010

Response to Comment No. 7:
The relevant information from that table has been included with the after-market stock performance tables included beginning on pages 8 and 94 of the prospectus.
8.	Please add a new section to the Summary on after-market stock price performance that includes a tabular presentation of the stock price performance information for the recent second-step conversions. Also, prominently disclose that as of September 15, 2010, seven of the ten referenced offerings were trading at less than the initial offering price or showed no increase in value.
Response to Comment No. 8:
     Please see the revised disclosure beginning on pages 8 and 94 of the prospectus. As disclosed in the revised prospectus, as of November 19, 2010, only three of the twelve referenced offerings were trading at less than the initial offering price or showed no increase in value.
Financial Statements, page F-2
9.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.
Response to Comment No. 9:
      The Company is aware of the updating requirements for financial statements and the related disclosures required under Rule 3-12 of Regulation S-X. The Amended Registration Statement includes the Company’s audited financial statements as of and for the two-year period ended September 30, 2010.
Notes to Consolidated Financial Statements, page F-6
Investment and Mortgaged-Backed Securities, page F-6
10.	We note your disclosures stating you amortize your investment premium and accretion discounts using the straight-line method which “is not consistent with generally accepted accounting principles.” We also note your disclosure stating the results from this method were not materially different than those which would have resulted using the level yield method. Please tell us if you calculate the amortization using both methods quarterly to compare the results. Please provide us with the total amount of amortization that was calculated as of September 30, 2008 and 2009 and as of June 30, 2010 using the level yield and straight-line methods and your ASC 250-10-S99 materiality analysis.

Ms. Jessica Livingston
U.S. Securities and Exchange Commission
December 3, 2010

Response to Comment No. 10:
     The Company’s management amortizes investment premium and accretion discounts using the straight-line method, which is not consistent with generally accepted accounting principles. Management does not calculate the amortization using the level yield method, nor does it compare results generated by each method. Management believes that the difference between the two methods would not produce materially different results based upon the amount of premiums and discounts involved. As of September 30, 2008, 2009 and 2010, the total net amounts were $202, $207 and $173, respectively. Based on these amounts, management believes that the total dollar value change from year to year is negligible and would not be significantly different under either method employed.
Income Taxes, page F-9
11.	We note your disclosure stating you have deferred the adoption of ASC 740 as it will not be “effective [until the] fiscal year beginning after December 15, 2008 for certain nonpublic enterprises.” Based on the definition of a public company in ASC 740 it would appear to us that you are a public entity reporting results as of June 30, 2010. Please tell us why you believe ASC 740 does not apply to you. Alternatively, if you do believe you should have adopted the Guidance, please revise your document to include the required disclosures and financial statement changes, as applicable.
Response to Comment No. 11:
     The Staff is supplementally advised that the Company should have adopted the Guidance as of October 1, 2008; however, it did not adopt ASC 740 until October 1, 2009. Subsequently, we did, however, perform the required procedures and evaluations consistent with ASC 740 as of October 1, 2008. The Company had no unrecognized tax benefits as of either September 30, 2009 or September 30, 2010. For the period ended September 30, 2010, $35,656 in interest and $4,948 in penalties were paid. The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months, and will record any interest and penalties as a component of non-interest expense. The Company has revised the prospectus and financial statements to reflect the procedures performed and reflect the required disclosures and changes required under ASC 740.
Note 2 — Investment Securities, page F-11
12.	We note your disclosure stating you sold your holdings in Fannie Mae preferred stock, Freddie Mac preferred stock and Freddie Mac common stock subsequent to June 30, 2010. Please tell us the exact date of the sale. We note your accounting policy stating you consider the financial condition and near term prospects of the

Ms. Jessica Livingston
U.S. Securities and Exchange Commission
December 3, 2010

issuer. Please tell us how you determined that the equities were not considered other than temporarily impaired as of June 30, 2010. See ASC Topic 320.
Response to Comment No. 12:
     The Company sold its remaining holdings of Freddie Mac and Fannie Mae preferred stocks on July 2, 2010 and July 6, 2010 and sold its remaining holdings of Freddie Mac common stock on August 6, 2010. Total losses of $289,378 were recorded in connection with those sales and are reflected in the audited financial statements included in the Amended Registration Statement. The sales were undertaken in response to a comment letter issued by the Internal Revenue Service stating that the tax loss of $7.8 million for the year ended September 30, 2008 related to the impairment of Freddie Mac and Fannie Mae securities would not be recognized by the Internal Revenue Service unless the securities were actually sold.
     As of June 30, 2010, the impairment of Freddie Mac and Fannie Mae securities was less than one year in duration and management had the ability to hold these securities until recovery, both of which are factors when evaluating securities for other than temporary impairment. However, because of the receipt of the letter from the Internal Revenue Service noted above, management’s intent to hold the securities changed so that the Company could recognize the income tax benefits associated with selling those securities. At that point, the securities became other than temporarily impaired. The financial statements and prospectus reflect an impairment loss of $278,416 recognized as of June 30, 2010 and a further loss on the sale of the securities of $10,962 in the quarter ended September 30, 2010. The impairment loss of $278,416 will also be disclosed in connection with the presentation of the three and nine-month periods ended June 30, 2010 that will be disclosed in the quarterly report on Form 10-Q for the period ended June 30, 2011.
Note 18 — Capital Requirements, page F-27
13.	In the table on page F-29 you present total equity as of June 30, 2010 and September 30, 2008 as $13,670 thousand and $9,574 thousand, respectively. However, the amounts reported for on page F-29 do not agree with the amounts presented on the balance sheet of $14,042,778 and $10,621,670 for the same periods. Further, we note that you report total equity of $13,670 thousand as of June 30, 2010, page 31. Please explain to us the reason for the differences and revise the document as necessary.
Response to Comment No. 13:
     The tables on page F-25 of the prospectus included in the Amended Registration Statement show Eureka Bank’s compliance with Office of Thrift Supervision regulatory capital

Ms. Jessica Livingston
U.S. Securities and Exchange Commission
December 3, 2010

standards as of the specific dates. Total stockholders’ equity stated on the balance sheet reflects the consolidated financial statements of the Company and the Bank.
     The following reconciliation table addresses the differences noted in the staff’s comment as of September 30, 2010:

Bank GAAP capital	$13,841
Plus: cash and equivalents at Company	288

Company total assets	14,129
Less: Company total liabilities	—
Consolidated Company total equity	$14,129

     The Bank GAAP capital listed on page F-25 of the prospectus is consistent with the equity listed on page 31 of the prospectus.
Parent Company Financial Statements
14.	Please revise to include parent company financial statements in accordance with ASC 942-235-S99-2 or explain to us why this guidance is not applicable to you.
Response to Comment No. 14:
Please see the revised disclosure on page F-25 of the prospectus.
Exhibit 5.0 and 8.1
15.	Please note that you will need to file a legality opinion and tax opinion, rather than forms of these opinions, prior to effectiveness.
Response to Comment No. 15:
     Final legality and federal income tax opinions have been included as Exhibits 5.0 and 8.1, respectively, to the Amended Registration Statement.
* * *
     The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. Jessica Livingston
U.S. Securities and Exchange Commission
December 3, 2010

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning this submission, please contact the undersigned at 202.508.5817.

Very truly yours, KILPATRICK STOCKTON LLP
/s/ Scott A. Brown
Scott A. Brown

Enclosures

cc:	Edward F. Seserko, Eureka Financial Corp.
Gary B. Pepper, Eureka Financial Corp.
David Lyon, U.S. Securities and Exchange Commission
Babette Cooper, U.S. Securities and Exchange Commission
Amit Pande, U.S. Securities and Exchange Commission
Paul M. Aguggia, Esq.
Stephen F. Donahoe, Esq.